Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "MMRGLOBAL, INC.", FILED IN THIS OFFICE ON THE TWENTIETH DAY OF AUGUST, A.D. 2013, AT 5:37 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.


SECRETARY OF STATE
1776
1970
DELAWARE

Jeffrey W. Bullock, Secretary of State

3163460 8100

131008495

AUTHENTICATION: 0681608

DATE: 08-21-13

You may verify this certificate online
at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:44 PM 08/20/2013
FILED 05:37 PM 08/20/2013
SRV 131008495 - 3163460 FILE

CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
MMRGLOBAL, INC.

MMRGlobal, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "**Corporation**"), hereby certifies that:

FIRST: The name of the Corporation is MMRGlobal, Inc.

SECOND: The date on which the Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of the State of Delaware is January 21, 2000.

THIRD: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending and restating Section A of Article IV of its Certificate of Incorporation as follows:

> "The Company is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares of all classes of capital stock which the Company shall have authority to issue is 1,255,000,000, of which 1,250,000,000 shares shall be Common Stock, having a par value of $0.0001 per share (the "**Common Stock**"), and 5,000,000 shares shall be Preferred Stock, having a par value of $0.0001 per share (the "**Preferred Stock**")."

FOURTH: Thereafter pursuant to a resolution of the Board of Directors, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its Chairman, Chief Executive Officer and President this 20th day of August, 2013.

MMRGLOBAL, INC.

By: ______________________ CEO
Robert H. Lorsch